Exhibit 99.7
CERTIFICATION
     Pursuant to Rule 13(a) or 15(d) under the Securities Exchange Act of 1934, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
     Pursuant to 18 U.S.C. 1350, each of the undersigned officers of Bank of Montreal (the “Bank”), hereby certify that, to his knowledge, (a) the annual report on Form 40-F for the period ended October 31, 2006 (the “Report”) fully complies with the requirements of Section 13(a) or 15(d), as applicable, of the Securities Exchange Act of 1934 and (b) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Bank.

Date: November 16, 2007	/s/ William A. Downe
William A. Downe
President and Chief Executive Officer

Date: November 16, 2007	/s/ Thomas E. Flynn
Thomas E. Flynn
Executive Vice-President Finance and Treasurer and Acting Chief Financial Officer